UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days. This non-material amendment is filed to correct a scrivener's error regarding the maximum offering amount.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Authenticiti, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    October 26, 2016

Physical Address of Issuer:

18 Bartol Street #181
San Francisco, CA 94133, US

Website of Issuer:

http://cultos.io

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Piermont Bank

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay to the Intermediary cash proceeds received from the Offering equal to six percent (6%) of any amounts raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2.0%) of the securities sold for any amounts raised.

Type of Security Offered:

Token Debt Payable by Assets ("DPA")

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000.00

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000.00

Deadline to reach the Target Offering Amount:

April 30, 2022.

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

6

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,633,115	$821,497
Cash & Cash Equivalents	$200,721	$39,363
Accounts Receivable	$0	$0
Short-term Debt	$17,660	$97,572
Long-term Debt	$277,951	$900,000
Revenues/Sales	$8,783	$113,603
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($538,596)	($239,308)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

April 8, 2022

AUTHENTICITI, INC.



Up to $5,000,000 of Token Debt Payable by Assets (DPAs)

Authenticiti, Inc. (**"Authenticiti"**, "the Company," **"we," "us"**, or **"our"**), is offering an amount of $25,000 (the **"Target Offering Amount"**) and up to a maximum amount of $5,000,000 (the **"Maximum Offering Amount"**) of Token DPAs (Debt Payable by Assets) (the **"Securities"**) on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the **"Offering Deadline"**). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as **"Investors"** or **"you"**. The rights and obligations of Investors with respect to the Securities are set forth below in the section titled *"The Offering and the Securities - The Securities"*. In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC d/b/a Republic (the **"Intermediary"**). All committed funds will be held in escrow with Piermont Bank (the **"Escrow Agent"**) until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions[(1)(2)(3)]	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount(3)(4)(5)	$500,000	$30,000	$470,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$300,000	$4,700,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) At the conclusion of the offering, the issuer shall pay a cash fee comprised of six percent (6%) of any amounts raised.

(3)   In addition to the cash fees reflected here, the Intermediary will also receive compensation in the form of securities equal to two percent (2.0%) of the securities sold for any amounts raised.

(4)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(5)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED *"RISK FACTORS"* BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND

HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. PRIME TRUST, LLC, A TECHNOLOGY SERVICE PROVIDER TO THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES HEREIN. PRIME TRUST, LLC'S MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST, LLC'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://Cultos.io. The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/Cultos

The date of this Form C/A is April 8, 2022.

[TABLE OF CONTENTS]

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Authenticiti, Inc. (the "Company") is a Delaware corporation, formed on October 26, 2016. The Company is raising funds for its Cultos platform, an online tokenization platform for companies to reward loyal customers and fans with digital tokens when the customers promote the participating company's brand on the customer's social media accounts.

The Company is located at 18 Bartol Street #181, San Francisco, CA 94133, United States. The Company's website is http://cultos.io.

The company conducts business in Delaware, and sells services throughout the United States.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000.00
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000.00
Maximum Amount of the Securities Offered	5,000,000.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000.00
Price Per Security	$1.00
Minimum Individual Purchase Amount*	$100.00
Maximum Individual Purchase Amount*	$500,000.00
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	None — See "Voting and Control" on page 25 hereof.

*The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

The Cultos platform has no operating history upon which you can evaluate its performance, and accordingly, our prospects must be considered in light of the risks that any new platform encounters.

Authenticiti, Inc. was incorporated under the laws of the State of Delaware on October 26, 2016, and provides supply chain solutions powered by blockchain to support real time visibility and analytics for manufacturers, delivering insights and data, streamlining supply chain processes, automating tasks, reducing lead time, eliminating service level agreement disputes, and monitoring incoming customer demand to effectively manage supply and demand and monitor inventory.

Cultos is a new tokenization platform developed by Authenticiti, and Cultos tokens will be made available to users on Polygon (MATIC). Accordingly, the Cultos platform has no operating history upon which an evaluation of its prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced by an early-stage company.

We have only minimal audited financial statements.

The Company's only audited financial statements are for the fiscal years ended December 31, 2020 and December 31, 2019, and set forth the Company's financial position as of such dates. Therefore, you have only minimal audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is subject to the risk of possibly becoming subject to New York State's requirement of a Virtual Currency Business Activity License or becoming subject to other state licensing requirements.

On June 3, 2015, New York State Department of Financial Services ("NYDF S") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as Texas Department of Banking and Kansas Office of State

Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Caroline Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to transmission of virtual currency and not its use. One June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices, which may negatively impact the value of the Securities.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company and our business model currently focuses on research, development and market implementation in the near future, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We currently rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements for approximately 10 days, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and build the Cultos platform.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent or copyright claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our services.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The United States tax rules applicable to an investment in the Securities and the underlying tokens are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the Investor's expectations.

The tax rules applicable to the Securities and the underlying tokens held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in tokens. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investors should consult their own tax advisors.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of tokens or the operation of the network in a manner that adversely affects an investment in the Securities.

As cryptocurrencies and non-fungible tokens (NFTs) have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN, the U.S. Securities and Exchange Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrency and NFT networks and issuers. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of cryptocurrencies and NFTs. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate or utilize NFTs on its platform. To the extent that cryptocurrencies or NFTs are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over cryptocurrency or NFT trading and ownership, trading or ownership in the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrencies or utilize them for payments, the demand for cryptocurrency will decrease.

New regulations may make it more difficult to acquire and/or use cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Cryptocurrencies currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of other cryptocurrencies. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrencies, particularly exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States and may therefore impede the growth of the cryptocurrency economy. We are not able to predict the effect of any future regulatory change on the Company or cryptocurrencies, but such change could be substantial and adverse to the Company or the value of the Securities.

It may be illegal now, or in the future, to acquire, own, hold, sell or use tokens in one or more countries.

Although currently tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use tokens or to exchange tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investors.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or by any state, the Company may be required to comply with FinCEN and state regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses or reduce efficiencies necessary for the visibility of the token, possibly affecting an investment in the Securities in a material and adverse manner.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non- infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in blockchain development may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and in blockchain development may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the first quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for advertising in certain industries and/or countries, impeded business travel and have also resulted in increased safety and security costs for us and the advertising or gaming industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the crypto industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the crypto industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Andrew Yang (Chief Executive Officer), Jeong Woo Park (Chief Operating Officer), and Thanasi Karachotzitis (Chief Technology Officer). The Company has or intends to enter into employment agreements with Jeong Woo Park and Thanasi Karachotzitis, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrew Yang, Jeong Woo Park, Thanasi Karachotzitis, or any member of the board of directors or officer of the Company could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

The Company is dependent on Andrew Yang, Jeong Woo Park, and Thanasi Karachotzitis in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Andrew Yang, Jeong Woo Park, or Thanasi Karachotzitis die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The development and commercialization of our services is highly competitive.

We face competition with respect to our services. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security — such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud — could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

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The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass judgment upon the merits of the Securities or the terms of the Offering, nor does it pass judgment upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering —it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the

Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investor is not an owner of the Company and has no decision-making rights or vote.

You are not entitled, as a holder of the Securities, to vote or receive dividends or be deemed the holder of capital stock for any purpose, nor will you have any of the rights of a stockholder or member of the Company, as applicable, or any right to vote for the election of directors or upon any matter submitted at any meeting thereof, or to give or withhold consent to any Company action (other than as pursuant to the Token DPA) or to receive notice of meetings, or to receive subscription rights. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company. Furthermore, you will not have any rights to the profits or intellectual property of the Company, and your only claim to the assets of the Company are the rights of payment as set forth in the Token DPA.

A significant portion of the proceeds from the Offering will be used to pay accrued and unpaid wages and expenses of the Company's current officers, and future wages to the Company's current officers.

These significant proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company, and future compensation for future services to the Company.

Andrew Yang
Thanasi Karachotzitis
Jeong Woo Park

A *majority of the Company is owned by a small number of owners.*

Prior to the Offering, the Company's current owners of 10% or more beneficially own over 60% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Investors. Furthermore, we may be unable to register the Securities for resale by Investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Investors could be unable to sell their Securities unless an exemption from registration is available.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Cultos is a community tokenization platform that enables established and emerging brands to better engage with customers and reward customers for purchases and loyalty. Cultos rewards customers with a branded community token for actions that help grow the brands customers love, when customers act as nano-influencers by promoting and sharing products in the customer's social media channels. Brand tokens allow users to acquire brand NFTs, merchandise, products, and access to exclusive events, among other rewards. Users connect their social media accounts to the Cultos website, and get credited for posts and promotions. Brand tokens are deposited into each user's wallet based on the user's brand promotion efforts on social media which are tracked by Cultos's tracking technology. Tokens can be used to purchase brand NFTs and other goods and services determined and made available by each brand. Cultos creates each brand's tokens, NFTs, swap pools, and products to engage the brand's audience.

Business Plan

The Company's business model is based on partnering with established and emerging companies which set up a token reward system by first acquiring CULT tokens and sending the CULT tokens into an AMM liquidity pool against their own brand tokens. CULT is the cryptographic token that powers Cultos, and is used for onramp and offramp to brand token value and liquidity, profit sharing of token holders, whitelisting to gain access to limited and high demand brand NFTs, token staking and liquidity for Cultos, and platform governance. The Cultos dashboard tracks engagement and rewards fans in brand tokens. Cultos anticipates revenue generation from its platform fees, which include various consulting fees, a 10% pool formation fee, 2.5% per transaction NFT transaction fees (purchase, sale, resale), .5% of swap values fee (brand-CULT token pool swap fees), and 1% withdrawal fees.

The Company's Products and/or Services

Product / Service	Description	Current Market
Authenticiti	Supply Chain Data Platform	Product manufacturers and supply chain managers seeking to leverage blockchain technology in their management systems.
Cultos	Consumer and Brand Promotion and Reward Tokenization Platform	Customers of established and emerging brands, partner brands, business to business and business to customer.

Cultos is a Web3 platform that revolutionizes how brands create and build engaged audiences of fans. We have built the first platform enabling companies to leverage crypto rewards to convert customers into active, engaged and influential brand ambassadors. The Cultos platform allows any company to create a token economy that rewards fans for their social media support through community tokens and exclusive NFTs. Consumers will link their social media accounts to the platform and users receive community tokens when they like, follow, post about and otherwise engage with brands online. Those community tokens can be swapped, sold or used to purchase brand NFTs. With the recent rapid growth of Web3, amazing things are taking place every day with platforms rewarding early adopters for their loyalty and support.

The Cultos platform is built on the Polygon Layer 2 Network which enables greater scalability than the Ethereum main net while retaining Ethereum compatibility. For brands, the Cultos platform enables them to create their own individual brand token and rewards such as NFTs, product discounts and other exclusive experiences. For consumers, they are given a custodian wallet upon sign up and can connect their social media accounts to start earning brand coins when they perform certain actions on social media.

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Competition

The Company's primary Web3 competitors are Socios, Rally and other apps with similar community tokens for followers. These competitors focus on narrower audiences than Cultos, which has created a more broad based Web3 platform for all nano-influencers to be rewarded for promoting brands. Rally allows independent creators to develop fan tokens while Socios is a platform for sports teams to sell tokens to fans.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, service and support, and corporate reputation.

Customer Base

Our customers are (i) established and emerging brands seeking to leverage tokenization engagement with consumers through use of the Cultos platform, and (ii) consumer users of Cultos who promote brand awareness on the consumers' social media channels.

Supply Chain

The Company does not materially depend upon any vendors. Our most important asset is our technology and people. Our goal is to have the best talent, with specialized skills to enhance our differentiation and competitiveness.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/196913	METHODS AND APPARATUSES FOR AUTHENTICATING ASSETS	Associating physical assets with NFTs for authentication	05/14/2021	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.0%	$1,500	6.0%	$300,000
Campaign marketing expenses or related reimbursement	0.0%	$0	0.0%	$0
Estimated Attorney Fees	24.0%	$6,000	12.0%	$600,000
Estimated Accountant/Auditor Fees	0.0%	$0	0.6%	$30,000
General Marketing	0.0%	$0	5.0%	$250,000
Research and Development	30.0%	$7,500	33.6%	$1,680,000
Future Wages	20.0%	$5,000	17.0%	$850,000
Partnerships	10.0%	$2,500	18.0%	$900,000
Accrued Wages	0.0%	$0	0.5%	$25,000
Accrued expenses of managers, officers, directors or employees	0.0%	$0	3.3%	$165,000
General Working Capital	10.0%	$2,500	4.0%	$200,000
Total	100%	$25,000	100%	$5,000,000

The Company intends to use the research and development amount toward hiring engineers to develop the Cultos platform. Future wages will be used to compensate existing key employees as well as retain new employees including engineers, sales and marketing persons, and customer service representatives. Attorney fees amounts will be applied toward professional attorney services received to date C and additional legal services provided to the Company. The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrew Yang	Chief Executive Officer	CEO of Authenticiti, Inc. since 2016, oversees sales, marketing and general operations of the Company	University of Toronto, Political Science, 2016
Jeong Woo Park	Chief Operating Officer	COO of Authenticiti, Inc. since 2016, oversees and manages product planning and execution	University of Toronto, Computer Science, N/A
Thanasi Karachotzitis	Chief Technology Officer	CTO of Authenticiti Inc. since 2016, oversees and manages engineering and technical vision of the Company	University of Toronto, Computer Science, 2016
Bahram Nour-Omid	Board Director since 2016	Managing Partner Scopus Ventures, managing partner since 2016	Imperial College London, Electrical Engineering, 1977
Michael Downing	Board Director since 2020	Managing Partner Gravity Ranch Ventures, managing partner since 2018	University of California, Davis, Political Science, 1995

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware state law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 52,100,000 shares of common stock, 16,621,280 shares of which have been issued and are outstanding, with a par value $0.00001 per share (the **"Common Stock")**, and 10,066,116 shares of preferred stock, 7,815,653 shares of which have been issued and are outstanding, with a par value $0. 00001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock	Preferred Stock

Amount Outstanding	16,621,280	7,815,653
Par Value Per Share	$0.0001	$0.0001
Voting Rights	Yes	Yes
Anti-Dilution Rights	No	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This will not limit, dilute or qualify the Security.	This will not limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security	68.02%	31.98%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company no additional securities outstanding.

Outstanding Debt

As of the date of this Form C/A, the Company has no debt outstanding.

Ownership

The Company has no beneficial owners who own twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Authenticiti, Inc. (the **"Company")** was incorporated on October 26, 2016 under the laws of the State of Delaware, and is headquartered in San Francisco, California, United States. Below is a table of financial information for the fiscal year end 2019 and the fiscal year end 2020.

Cash and Cash Equivalents

As of January 24, 2022 the Company had an aggregate of $341,028.10 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth in the section above titled *"Use of Proceeds"* which is an indispensable element of our business strategy.

The Company currently possesses $341,028.10 cash on hand from debt and equity fundraising.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This non-material amendment is filed to correct a scrivener's error regarding the maximum offering amount.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Preferred	$786,042.30	5,913,695	R&D	03/26/2020	Section 4(a)(2)
Preferred	$463,956.09	3,490,518	R&D, Marketing	04/30/2021	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted no transactions with related persons.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the **"Target Offering Amount"**) and up to a maximum amount of $5,000,000 (the **"Maximum Offering Amount"**) of Token DPAs (the **"Securities"**) on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the **"Offering Deadline"**). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as **"Investors"** or **"you".**

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC d/b/a Republic (the **"Intermediary"),** including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Piermont Bank until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary access the Qualified Third Party's services via a technological integration with Prime Trust, LLC that allows users of Prime Trust, LLC's services to access certain services of Piermont Bank. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Token DPA instrument attached as Exhibit C, in conjunction with the following summary information.

Term

The Securities will mature upon 36 months from the date each Investor enters into the Token DPA with the Company. The Securities are prepayable by the Company in the Company's discretion (with no prepayment penalties) or, in the case of the occurrence of certain events (See Exhibit C), upon demand by the Investor (in which case the net proceeds to the Company will be repaid in cash in full satisfaction of the debt).

Interest Payment

The Securities are non-amortizing and the entire principal amount and any applicable interest amounts will be due and payable at maturity, unless otherwise prepaid as described and as per the form of Token DPA attached hereto as Exhibit C.

The Securities will pay interest at a rate of ten percent (10%) in assets, including digital tokens, payable one time on the debt amount until the maturity date. After the Maturity Date, interest at a rate of ten percent (10%) per annum shall accrue on the sum of the Debt Amount and ten percent (10%) of the Debt Amount as per the terms set forth on the form of DPA attached hereto.

Escrow Account

Upon the closing of the Offering, of the aggregate net proceeds of the Offering (after deducting for certain of the expenses and fees incurred by the Company or the Intermediary for the benefit of the Company) shall be paid into an escrow account and Company shall grant Intermediary all rights and privileges necessary to manage said escrow account. Intermediary will not spend, transfer, or use the funds in the escrow account for any purpose except in compliance with the terms and conditions of the DPA. The Intermediary will instruct the Escrow Agent to (a) distribute 60% of the Net Debt Amount (as defined in the DPA) to the Company, and (b) the Escrow Agent will retain the remainder in the Escrow Account until the occurrence of certain events (See Exhibit C).

Maturity Date

In the event that the maturity date of three years is reached without the prior repayment by the Company of its obligations under a DPA with an Investor, each such Investor will be owed by the Company the principal amount of the DPA, plus an additional ten percent (10%), to be paid in USD cash.

Early Repayment in Cash

Within Twelve Months. At any time before the completion of the mainnet blockchain protocol ("Milestone No. 1"), which is expected to be twelve (12) months from the issuance of the Token DPA, unless the Company has ownership or control of tokens in an amount sufficient for early repayment of debt by tokens in full, the Company may in its discretion satisfy its obligations with respect to the obligations outstanding under such Token DPA in cash, using its reasonable discretion to exercise one of the following two options for repayment in cash:

1. if the Company decides in good faith that it will not be able to generate and deliver the Tokens due to technical, business and/or regulatory challenges, the Company may in its discretion satisfy its obligations with respect to the debt outstanding under the DPA equivalent to the amount in escrow at the time plus an additional twenty percent (20%) of the debt amount under the DPA, which will total sixty percent (60%) of the obligations, with no interest or other duties owed to the relevant Investor, and with the remaining amount of forty percent (40%) or less of the obligations being deemed a debt forgiveness by the Investor; or

2. if the Company fails to reach Milestone No. 1 within the projected timeline, within thirty (30) days of the failure, the Company will provide notice to the Investor, and the Investor may then provide notice to the Company demanding an early repayment of the obligations. Within fifteen (15 days) of receiving the notice, the Company may in its discretion satisfy its obligations with respect to the debt outstanding under the DPA equivalent to forty percent (40%) of the obligations, with no interest or other duties owed to the relevant Investor, and with the remaining amount of sixty percent (60%) or less of the obligations being deemed a debt forgiveness by the Investor.

Within Eighteen Months. At any time between Milestone No. 1 and time when the Mainnet Release has been made available to the general public, and blocks of Cultos Tokens are actively being generated ("Milestone No. 2"), which is expected to be eighteen (18) months from the Effective Date of the Token DPA, unless the Company has ownership or control of tokens in an amount sufficient for early repayment of debt by tokens in full, the Company may in its discretion satisfy its obligations with respect to the obligations outstanding under such Token DPA in cash, using its reasonable discretion to exercise one of the following two options:

1. if the Company decides in good faith that it will not be able to generate and deliver the Tokens due to technical, business and/or regulatory challenges, the Company may in its discretion satisfy its obligations with respect to the debt outstanding under the DPA equivalent to the amount in escrow at the time plus an additional twenty percent (20%) of the debt amount under the DPA, which will total forty percent (40%) of the obligations, with no interest or other duties owed to the relevant Investor, and with the remaining amount of sixty percent (60%) or less of the obligations being deemed a debt forgiveness by the Investor; or

2. if the Company fails to reach Milestone No. 2 within the projected timeline, within thirty (30) days of the failure, the Company will provide notice to the Investor, and the Investor may then provide notice to the Company demanding an early repayment of the obligations. Within fifteen (15) days of receiving the notice, the Company may in its discretion satisfy its obligations with respect to the debt outstanding under the DPA equivalent to at least twenty percent (20%) of the obligations, with no interest or other duties owed to the relevant Investor, and with the remaining amount of eighty percent (80%) or less of the obligations being deemed a debt forgiveness by the Investor.

Token Repayment Terms

If the Company elects to repay the obligations due under the DPA in Tokens, the Company shall pay an asset interest amount of 10%. If the Investor fails to provide to Company within thirty (30) days a valid wallet or network address or other information necessary for payment in Tokens, the Company may elect to make a repayment of obligations of the same amount in USD cash without interest or any further obligations in satisfaction of the repayment amount.

Early Token Repayment Terms

At any time before the three-year maturity date of the DPA, if the Company successfully achieves Milestone No. 2 referenced above, the Company will pay the amount due under the DPA in Cultos Tokens.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Dividends

The Securities do not entitle Investors to any dividends.

Dissolution

If a Dissolution Event occurs before repayment obligations under the DPA have been satisfied in full, to the extent permissible by law, the Investor shall have a right to its pro rata share of any funds remaining in the escrow account. A dissolution event shall include a voluntary termination of the Company's operations, a general assignment for the benefit of the Company's creditors, a change of control of the Company or an Affiliate with control of the Company, or any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Security

The Securities are not secured.

Subordination

The Securities are not subordinate to other indebtedness of the Company.

Termination

This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or noncompliance with this instrument) upon the Company satisfying its repayment obligations in full.

Voting and Control

The Securities are not equity securities of the Company, and will not have voting rights. Thus, Investors in the Securities will not have any ownership rights in the Company, including any right to vote upon any director or other Company matters.

The Company does not have any voting agreements in place. The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company has the right to cease operations and distribute funds acquired through the Offering, as well as any other assets of the Company to satisfy and extinguish this debt issued during this offering within the first month from the date of issuance. Investors are not guaranteed a return on their investment.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay to the Intermediary cash proceeds from the Offering amount equal to six percent (6.0%) of any amounts raised.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2.0%) of the securities sold for any amounts raised.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Andrew Yang
7D7AECD8F52C4DA...
Andrew Yang
Chief Executive Officer
April 8, 2022

DocuSigned by:
/s/ Jeong Woo Park
Jeong Woo Park
Chief Operating Officer
April 8, 2022

DocuSigned by:
/s/ Thanasi Karachotzitis
FBFAE27C23C84F7...
Thanasi Karachotzitis
Chief Technology Officer
April 8, 2022

DocuSigned by:
/s/
Bahram Nour-Omid
Board Director
April 8, 2022

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

[Attached]

AUTHENTICITI, INC. AND SUBSIDIARY

(A Delaware Corporation)

CONSOLIDATED FINANCIAL STATEMENTS
(Audited)

ACCOUNTANTS' AUDIT OPINION REPORT

DECEMBER 31, 2020 AND 2019

AUTHENTICITI, INC. AND SUBSIDIARY

(A Delaware Corporation)

TABLE OF CONTENTS

December 31, 2020 and 2019

ALAN T. SCHIFFMAN, CPA, PC

Financial Strategists   Business Consultants

1166 Dimock Lane   Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net Website: alantschiffman.com

Board of Directors
Authenticiti, Inc. and Subsidiary
Toronto, Canada

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Authenticiti, Inc. and Subsidiary Companies, which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, members' equity and cash flows for the two years ended December 31, 2020 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. See Notes 1 and 12.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position Authenticiti, Inc. as of December 31, 2020 and 2019, and the results of its operations, members' equity (deficiency) and its cash flows for the two years ended December 31, 2020 in accordance with U.S. generally accepted accounting principles.

Alan T. Schiffman, CPA PC
February 9, 2022

AUTHENTICITI, INC AND SUBSIDIARY
(A Delaware Corporation)
Consolidated Balance Sheets
December 31, 2020 and 2019
(See Accountant's Audit Report)

	2020	2019
Assets		
Development of software platform application	$ 1,889,117	$ 962,080
Accumulated amortization	$ (478,229)	$ (193,109)
	$ 1,410,888	$ 768,971
Current Assets		
Cash and cash equivalents	$ 200,721	$ 39,363
Accounts receivable	$ -	$ -
Prepaid expenses	$ 18,638	$ 9,377
Security deposits	$ 740	$ 2,385
Total current assets	$ 220,099	$ 51,125
Property and equipment, net	$ 2,128	$ 1,401
Intangible assets:		
Patents, pending		
Website, trademarks, copyrightes and other		
Accumulated amortization		
Total Assets	**$ 1,633,115**	**$ 821,497**
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	$ 9,215	$ 2,436
Accrued expenses	$ 6,446	$ 35,097
Credit card payable	$ 746	$ 2,997
Interest payable	$ 9,797	$ 7,391
Note payable - current	$ -	$ 60,000
Other current liabilities	$ (8,544)	$ (10,349)
Total current liabilities	$ 17,660	$ 97,572
PPP loan	$ 27,951	
Simple Agreement for Future Equity	$ 250,000	$ 900,000
Total Liabilities	**$ 295,611**	**997,572**
Stockholders' Equity		
Preferred stock:		
Series Seed, $0.0001 par value, 4,152,421 shares authorized, 1,901,958 shares issued and outstanding as of December 31, 2020 and no shares at December 31, 2019	$ 190	
Series Seed - 1, $0.0001 par value, 2,554,930 shares authorized, 2,554,930 shares issued and outstanding as of December 31, 2020 and no shares at December 31, 2019	$ 256	
Series Seed - 2, $0.0001 par value, 3,358,765 shares authorized, 3,358,765 shares issued and outstanding as of as of December 31, 2020 and no shares at December 31, 2019	$ 336	
Common stock, $0.00001 par value, 32,100,000 shares authorized, 8,310,640 shares issued and outstanding as of December 31, 2020 and 20,000,000 shares authorized, and 8,310,640 shares issued and outstanding as of December 31, 2019	$ 83	$ 235
Paid in capital	$ 2,059,370	$ -
Retained Earnings (deficit)	$ (722,731)	$ (176,310)
	$ 1,337,504	$ (176,075)
Total	**$ 1,633,115**	**$ 821,497**

See accompanying notes to financial statements

(1)

AUTHENTICITI, INC AND SUBSIDIARY

(A Delaware Corporation)

Consolidated Statements of Operations

For the Years Ended December 31, 2020 and 2019

(See Accountant's Audit Report)

	2020	2019
Revenues		
Service revenue		$ 106,977
Reimbursable expenses		$ 6,623
Other Income	$ 8,783	$ 3
	$ 8,783	$ 113,603
Cost of Goods Sold		0
Gross profit	$ 8,783	$ 113,603
Operating Expenses		
Advertising and marketing expenses	$ 29,405	$ 25,888
Engineering and development		$ 1,525
General and Administrative expenses		
Accounting and payroll services	$ 20,863	$ 15,663
Audit and tax services		$ 6,782
Automobile		
Bad Debts		
Bank Fees	$ 1,858	$ 2,377
Business Promotion		
Consultants and cortractors	$ 56,611	$ 64,135
Dues and Subscriptions	$ 2,493	$ 986
Equipment and related	$ 34,682	$ 11,394
Facilities Expenses		
Insurance Expense		
Legal and Professional Fees	$ 51,229	$ 821
Licenses & Fees		
Meals & Entertainment	$ 3,968	$ 10,706
Miscellaneous		
Office Expenses		
Payroll Expenses		
Recruiting		$ 206
Special program and training		$ 740
Selling Expenses		
Online services and platform fees	$ 19,956	
Taxes, licenses and fees	$ 2,849	$ 831
Telephone		
Travel	$ 18,756	$ 61,679
Total Operating Expenses	$ 242,670	$ 203,736
Other Income & Expenses		
Interest expense	$ 2,510	$ 3,328
Currency exchange gain/loss	$ 14,358	$ 10,146
Foreign currency translation adjustment		$ (1)
Amortization/depreciation	$ 2,721	$ 1,044
Amortization of development costs	$ 285,120	$ 134,658
	$ 304,709	$ 149,175
Net income (loss) before taxes	$ (538,596)	$ (239,308)
Income tax		
Net income (loss)	$ (538,596)	$ (239,308)

See accompanying notes to financial statements

(2)

AUTHENTICITI, INC AND SUBSIDIARY

(A Delaware Corporation)

Consolidated Statements of Stockholders' Equity

For the Two Years Ended December 31, 2020 and 2019

(See Independent Auditor's Report)

Stockholders' Equity	Common Stock		Preferred Stock						Additional Paid in Capital	Retained Earnings (Deficit)	Total
			Serries Seed		Serries Seed - 1		Serries Seed - 2				
	Shares	Par	Shares	Par	Shares	Par	Shares	Par			
Balance, January 1, 2019	8,310,640	$ 83							$ 153	$ (263,266)	$ (263,030)
Adjustment for change in accounting method										326,048	326,048
Net Income (Loss)										(239,308)	(239,308)
Other comprehensive income										215	215
Balance, December 31, 2019	**8,310,640**	**$ 83**							**$ 153**	**$ (176,311)**	**$ (176,075)**
Issuance of:											
Series Seed Preferred Stock			1,901,958	$ 190					$ 559,809		$ 559,999
Series Seed - 1 Preferred Stock					2,554,930	$ 256			$ 785,663		$ 785,919
Series Seed - 2 Preferred Stock							3,358,765	$ 336	$ 713,745		$ 714,081
Other comprehensive income										$ (7,824)	$ (7,824)
Net Income (Loss)										$ (538,596)	$ (538,596)
Balance, December 31, 2020	**8,310,640**	**$ 83**	**1,901,958**	**$ 190**	**2,554,930**	**$ 256**	**3,358,765**	**$ 336**	**$ 2,059,370**	**$ (722,731)**	**$ 1,337,504**

(A Delaware Corporation)
Consolidated Statement of Cash Flows
For the Years ended December 31, 2020 and 2019
(See Accountant's Audit Report)

	2020	2019
Cash Flow From Operating Activities		
Net income (loss)	$ (538,596)	$ (239,308)
Adjustment to retained earnings - OCI	$ (8,039)	
Depreciation & Amortization	$ 287,841	$ 135,702
Adjustments to reconcile net income to cash provided operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in other assets	$ (8,343)	$ 113,789
Increase (Decrease) in accounts payable	$ 6,779	$ (1,369)
Increase (Decrease) in Deferred Revenue		
Increase (Decrease) in other liabilities	$ (86,691)	$ 24,467
Net cash provided by (utilized in) operating activities	$ (347,049)	$ 33,281
Cash flow (absorbed in) from Investing activities		
Development and research	$ (927,037)	$ (577,581)
Fixed assets	$ (2,506)	
	$ (929,543)	$ (577,581)
Financing Activities		
Proceeds from the issuance PPP loan	$ 27,951	
Proceeds from paid in capital	$ 2,059,999	
Simple Agreement for Future Equity	$ (650,000)	$ 150,000
Net cash used in financing activities	$ 1,437,950	$ 150,000
Net (decrease)/increase in cash and cash equivalents	$ 161,358	$ (394,300)
Cash and cash equivalents, beginning of year	$ 39,363	$ 433,663
Cash and cash equivalents, end of period	$ 200,721	$ 39,363

AUTHENTICITI, INC. AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Authenticiti, Inc. and consolidated subsidiaries (which may be referred to as the "Company", "we," "us," or "our"), is a Delaware corporation which was organized October 26, 2016. Pursuant to a Certificate of Qualification dated November 22, 2016, the Company is also registered to conduct interstate business in California. The Company's headquarters are in Toronto, Canada.

The Company is a supply chain data platform for manufacturers, powered by blockchain. Based upon developed technology and multi-sourced data, the Company's "Authentici Supply Chain Platform" provides manufacturers with a secure overlay on top of existing systems of record, to aggregate critical supply chain data to include analytics and decision-making insights that provide real-time alerts and recommended actions triggered by captured critical events and disruptions to reduce negative impact of events and trends. The use of the Platform can help to streamline supply chain issues.

Since October 26, 2016, the Company has relied upon its shareholders and investors for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated losses aggregating $722,731. These matters do raise concern about the Company's ability to continue as a going concern (see Note 14). During the ,next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity ("SAFE instruments") (see Note 15). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Our Business Startups Act ("JOBS Act") as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

On September 28, 2021, the Company launched an offering pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFE instruments. The minimum raise was set at $25,000 and the maximum up to $5,000,000. Funds will be made available to the Company on a rolling close basis once the Company raises a minimum of $500,000 ("Minimum Offering"). The Company intends to use the net proceeds to acquire the raw materials for and manufacture its product, fund the ongoing research and development of its technology, hire new personnel and for working capital and general corporate operating purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Authenticiti Inc. and its wholly owned subsidiary Authenticiti Canada Inc (together the "Company"). All intercompany transactions and balances have been eliminated in consolidation. The results of operations for the years ended December 31, 2020 and 2019 include the results of operations of Authenticiti, Inc and Authenticiti Canada Inc. as of their respective dates of incorporation.

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

The Company's significant estimates used in these financial statements include but are not limited to stock-based compensation and contingencies.

Certain of the Company's estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have a material effect on the Company's estimates and could cause actual results to differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The coronavirus ("COVID-19") pandemic has impacted global stock markets and economies. The Company continues to closely monitor the impact of the outbreak of COVID-19. The Company has taken precautions to ensure the safety of our employees, customers and business partners, while assuring business continuity and reliable service and support to its customers. The Company continue to receive orders for our products, although global supply-chain delays have increased lead times. The Company is unable to predict the ultimate impact that COVID-19 may have on the business, future results of operations, financial position, or cash flows.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $200,721 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, will routinely assesses the financial strength of its customer. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company does not have any accounts receivable.

Property, Equipment and Depreciation

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the assets. As of December 31, 2020 and 2019, the net depreciated cost is $2,128 and $1,401 respectively.

The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances warrant revision of the estimated benefit period. As of December 31, 2020, management believes that no impairment of the property and equipment exists.

Research and Development

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized costs and carried forward as assets, the costs to develop the eCommerce platform Application. Research is the planned efforts of a company to discover new information that will help create a new product or service. Costs applicable to research are expensed as incurred. Development takes the findings generated by research and formulates a plan to monetize and create the desired economic result. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from its App software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The capitalized costs are amortized over a five year period. Also, the Company periodically reviews the carrying value of both development costs and intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Currently and based on this assessment there was no impairment of assets as of December 31, 2020.

Intangible Assets

Patents are amortized on a straight-line basis over their useful life. Patents are amortized on a straight-line basis over the remaining life of the patent (twenty years or less), commencing when the patent is approved and placed in service.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020, the Company did not incur a cost related to patents or trademarks. During 2021, the Company invested $6,590 into a pending patent.

Internally Developed Software to be sold, leased, or marketed

In accordance with ASC 985-20, all costs incurred to establish technological feasibility of software to be sold, leased or otherwise marketed are expensed when incurred. Technical feasibility is established when the entity has completed all planning, designing, coding and testing necessary to determine that the product will meet its design specifications, including functions, features, and technical performance specifications. Once technical feasibility has been established, subsequent costs should be capitalized until the software begins to be marketed. As of December 31, 2020 and 2019 the Company had not capitalized any costs related to internally developed software.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Translation of foreign currency

The Company translated the assets and liabilities of its foreign subsidiary at year end rates of exchange. The consolidated statement of operations for the year ended December 31, 2020 and 2019 was translated at the average rate of exchange for the year then ended and equity balances are translated at historic rates. The unrealized translation gains and losses were accumulated in a separate component of shareholder's deficit as accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in the determination of the net loss.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes* Under the liability method, the Company is currently taxed as a flow through entity partnership for federal and state income tax purposes. As a limited liability company, income and losses are passed through to the respective members and, therefore, the results of operations were reported on the income tax returns of the members.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

When filed, the Company's federal and state income tax returns for the year ended December 31, 2020, will remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus, if applicable, deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities will represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

On January 1, 2019, the Company early adopted ASU No. 2014-09. Revenue from Contracts with Customers (Topic 606), as amended ("ASC 606"), using the modified retrospective method applied to contracts which were not completed as of that date. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous accounting principles generally accepted in US GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The adoption of ASC 606 did not have a material impact on the Company's consolidated financial statements as of the date of adoption, as a result a cumulative-effect adjustment was not required.

The Company recognizes revenue primarily from the following types of contracts:

- Product sales – Revenue is recognized at the point where the customer obtains control of the goods and the Company satisfies its performance obligation, which generally is at the time it ships the product to the customer.
- Services: Consists of revenues from provision of engineering, installation and training services. Revenue from these services is recognized as the services are rendered.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of goods or services, the Company records deferred revenue until the performance obligations are satisfied.

There was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Advertising and marketing expenses

The Company expenses advertising and marketing costs as they are incurred. Such costs approximated $29,405 and $25,888 respectively, for the years ended December 31, 2020, and 2019.

Stock and Equity Based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – CHANGE IN ACCOUNTNG METHOD

Effective as of January 1, 2019, the Company changed its accounting method for research and development costs applicable to the development of the software platform from writing off expenses for income tax purposes as incurred to capitalizing the costs of the development of software application. Due to the change in accounting principal retained earnings as of January 1, 2019 was increased by $326,048, representing an increase in capitalized costs of $384,499 net of accumulated depreciation of $58,451. The capitalized costs are being amortized over five (5) years unless there is an impairment in the value of the software application. If there is an impairment in the asset then the remaining balance will be written off at the time of the impairment.

NOTE 4 – Development of software platform application:

Development of software platform application consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Software development	$ 1,889,117	$ 962,080
Less Accumulated amortization	(478,229)	(193,109)
Intangible assets, net	$ 1,410,888	$ 768,971

For the period from inception to December 31, 2020, the capitalized costs includes salaries, overhead, consulting and other costs, directly related to developing the application.

NOTE 5 – LOANS PAYABLE

As of December 31, 2020 and 2019, loans payable comprised of the following:

	2020	2019
Small Business Administration	$ 27,951	$ -
Convertible Promissory Note		60,000
	$ 27,951	$ 60,000

In April 2020, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") for $27,951. The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 ("CAA"). The PPP loan will be fully forgiven if the funds are used in accordance with the allowable expense and necessity provisions of the PPP and CAA loan forgiveness. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period.

The Company elected to account for the PPP loan in accordance with Accounting Standards Codification (ASC) 470, "Debt." Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities. In accordance with ASC 835, "Interest," no imputed interest is recorded, as the below-market interest rate is governmentally prescribed. In accordance with ASC 405, "Liabilities," the PPP loan remains a liability until the Company is legally released (obtained forgiveness) from its obligation and upon forgiveness, a gain on extinguishment of debt is recorded in the statement of operations.

As of December 31, 2020, the Company incurred the allowable expenses in the applicable covered period. The Company submitted the PPP loan forgiveness application and the lender and the SBA evaluated the Company's loan forgiveness application and granted loan forgiveness on July 20, 2021. The full amount of the loan and related accrued interest will be recognized as a gain on extinguishment of debt in the statement of operations for the year ending December 31, 2021.

Convertible Promissory Note

Pursuant to a Convertible Promissory Note (Note) dated September 30, 2016, the Company received $60,000. The interest of the Note was 4% per annum and matured March 31, 2018. Subsequent thereto, and by mutual agreement of the Company and the Note holder, the Note was extended to March 31, 2021. The obligation of the Note was to either pay the Note in full, plus interest to the date of payment or upon the consummation of a Qualified Financing prior to a Change of Control, as defined in the Note, the Note would be converted share of the Company's Preferred Stock and the Company's Common Stock at the lesser of (i) 85% of the price per share paid by the purchaser of the largest number of equity securities in the Qualified Financing, or (ii) the price obtained by dividing the Target Calculation by the Company's fully-diluted capitalization immediately prior to the Qualified Financing. The Total number of shares of stock that the Holder shall be entitled to upon conversion of this Note shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price, the Total Number of Shares. The Total Number of Shares consists of the Preferred Stock issued in the Qualified Financing and Common Stock. The number of shares of the Preferred Stock is equal to the quotient obtained by dividing (x) all principal and unpaid interest under the Note by (y) the same price per share paid by the other purchaser of the largest number of equity securities in the Qualified Financing. The number of shares of Common Stock is equal to the Total Number of Shares minus the Number of Preferred Stock.

NOTE 6 – SIMPLE AGREEMENTS FOR FUTURE EQUITY

In the year ended December 31, 2020 the Company issued convertible notes for total cash proceeds of $550,000. All notes issued had a maturity date of two years from issue and an interest rate of six percent per annum on the unpaid principal. In addition, the Company redeemed convertible notes with a principal of $300,000 and associated accrued interest of $108,099

In the year ended December 31, 2019 the Company issued convertible notes for total cash proceeds of $955,000. All notes issued had a maturity date of one to two years from issue and an interest rate of six to twelve per cent on the unpaid principal.

The convertible notes included the following conversion terms:

- Upon closing of an equity financing of at least $1million dollars ("Qualified Financing") the outstanding balance of the notes shall be automatically converted into shares of the stock of the Company at a per share price equal to the conversion price stipulated in the note
- In the event that on or before the maturity date (a) the Company has not consummated a Qualified Financing or (b) an Extraordinary Event has not occurred, on the maturity date the holder, at its option may elect to convert the outstanding balance into shares of common stock at a price per share equal to the then fair market value of the Common Stock
- In the event that prior to a Qualified Financing, there is an Extraordinary Event, the outstanding balance shall be automatically converted into Common Stock at a price per share equal to the fair market value of the Common Stock at the time of such conversion

Extraordinary Event means i) the reorganization, consolidation or merger of the Company in which the holders of the Company's outstanding voting securities immediately prior to that event do not retain voting securities representing a majority of the voting power of the surviving entity, (ii) the sale, transfer or exclusive license of all or substantially all of the assets of the Company, or (iii) change of control.

The notes are classified as debt in accordance with ASC 480. On April 27, 2020 the Company entered into the Series A-1 Stock Purchase Agreement which met the definition of a Qualified Financing under the terms of the Notes. As a result of the Company entering into a Qualified Financing, the convertible notes and accrued interest were automatically converted into Series A-1 Preferred Stock with a $0.0001 par value per share.

NOTE 7- INCOME TAXES

The Company has filed its income tax returns for the three years ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 8 – STOCKHOLDERS' EQUITY

Pursuant to the Amended and Restated Certificate of Incorporation of Authenticiti, Inc. dated March 26, 2020 and March 25, 2021 (Amended Certificates), the total number of shares of all classes of stock which the Company shall have the authority to issue is 44,889,813 shares, consisting of (a) 33,500,000 shares of Common Stock, $0.0001 par value per share, and (b) 11,389,813 shares of Preferred Stock, $0.0001 per share. The number of shares of common stock may be increased or decreased (but not below the number of shares of Common stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

Preferred stock:

Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights powers and preferences, and the qualifications and limitation with thereto, as stated or expressed in the Amended Certificates. As of March 26, 2020, 4,152,421 shares of Preferred Stock are designated Series Seed Preferred Stock, 2,554,930 shares of Preferred Stock are designated Series Seed-1 Preferred Stock and 3,358,765 shares of Preferred Stock are designated Series Seed-2 Preferred Stock.

As of January 18, 2022, 5,476,118 shares of Preferred Stock are designated Series Seed Preferred Stock, 2,554,930 shares of Preferred Stock are designated Series Seed-1 Preferred Stock and 3,358,765 shares of Preferred Stock are designated Series Seed-2 Preferred Stock.

As of January 18, 2022, 3,490,518 shares of Preferred Stock of Series Seed Preferred Stock is issued and outstanding, 2,554,930 shares of Preferred Stock of Series Seed-1 Preferred Stock is issued and outstanding and 3,358,765 shares of Preferred Stock of Series Seed-2 Preferred Stock is issued and outstanding.

Holders of the Preferred Stock are entitled to dividends on an as-if-converted basis in the same form as any dividends actually paid on shares of Common Stock.

In the event of a liquidation event, the holders of Preferred Stock are entitled to be paid out of the Company assets available for distribution before Common Stockholders at the greater of i) 1.5 times the original issue price for the Preferred Stock and ii) the amount per share that would have been payable had the Preferred Stock been converted to Common Stock immediately prior to such liquidation event.

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

Common stock:

As of December 31, 2020, the Company was authorized to issue 32.1 million (December 31, 2019: 20 million) shares of common stock with a par value of $0.0001 per share. All of the shares of common stock were designated as Voting Common having voting, dividend and liquidation rights of the holders of Common Stock subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in the Amended Certificate. As of December 31, 2020 and January 18, 2022 the Company had 8,310,640 and 16,849,143 shares of common stock issued and outstanding respectively.

The holders of Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Voting Common Stock are not entitled to cumulative voting rights.

The Company shall not declare, pay or set aside dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend per share of Preferred Stock as would equal the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock.

In the event of the Company's liquidation, dissolution, deemed liquidation event or winding up, after the payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining assets of the Company are available for distribution to the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

NOTE 8 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

On November 6, 2016, pursuant to Action By Written Consent of the Stockholders of Authenticiti, Inc. the Board of Directors of the Company adopted the 2016 Stock Plan and amended thereafter, as an equity incentive plan (the "Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs) or nonqualified stock options ("NSOs"). As of December 31, 2021, a total of 4,356,176 shares of common stock were authorized for issuance under the plan, of which 3,237,358 shares of common stock remained available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices ranged from $0.01 to $0.04 per common share. The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2020 and 2019 were as follows:

	2020	2019
Expected volatility	100.6%– 104.4%	97.3 – 98.7%
Risk-free interest rate	0.4% – 1.8%	1.5% - 2.2%
Dividend rate	0%	0%
Expected term (in years)	5.8 – 6.4	5.3 – 5.6

Expected volatility: The Company is not publicly traded, the expected volatility for the Company's stock options was determined by using an average of historical volatilities of selected peers deemed to be comparable to the Company's business corresponding to the expected term of the awards.

Risk-free interest rate: The risk-free interest rate is based on term matching, continuously compounded rates obtained from the US Treasury Constant Maturity yield curve on the valuation date of each award.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period these stock awards are expected to remain outstanding. The "Simplified Method" from SAB Topic14 was used to estimate expected life in the absence of robust historical option settlement data. This is computed as the midpoint between the weighted-average time to vest and the time to expiration.

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2020, and 2019 was $353,663 and $106,471, respectively. As of December 31, 2020, total unrecognized compensation cost related to stock awards was $293,352.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Litigation:
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

NOTE 11 – LEASE OBLIGATIONS

Pursuant to an Offer to Sublease Agreement dated July 18, 2018, the Company's Subsidiary entered into a sublease to rent 1,800 square feet for a period of two years, two months. The lease terminated October 31, 2020, bearing a monthly cost of $5,550 for the first thirteen months, increasing to $5,895 per month thereafter to the twenty fifth month. In addition, the Company is responsible for paying Hydro and common area cleaning of from $345 per month through the first thirteen months and $36 per month thereafter through the twenty-fifth month.

Under an agreement dated February 6, 2019 (starting date February 11, 2019), the Company entered into a month to month executive office lease contract, which charges the Company at the rate of $83.70 (discounted to $79.52 during the initial first month period) per person per day. The lease includes a Total Average Monthly Price per Person per Month of $2,385.

NOTE 12– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2011. For the period from inception to December 31, 2020, the Company has losses aggregating ($8,293,149) due primarily to its focus on research and development of its hardware and software products. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2021 through February 9, 2022, the date that the financial statements were available to be issued. Management has evaluated subsequent events and based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements other than as discussed below.

During the year ended December 31, 2021, the Company issued additional 1,323,800 Preferred Series shares and raised funds totaling $600,000.

Rule 503(a) Regulation Crowdfunding (Reg. CF) of the Securities Act of 1933

Crowdfunded Offering
As of January 7, 2022, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $5,000,000 of simple agreement for future equity. . The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

Issuance of Simple Agreement for Future Equity (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $5,000,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the

Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offerings, provided inf the Offering requires the Portal to facilitate the creation and maintenance of custodial accounts through Prime Trust, the cash commission shall increase by one percent (1%) and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act. For clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).

f) *Surcharges* means the following fees as incurred by the

    i) If the Company experiences a Material change to the Offering which requires the reconfirmation of investment commitments pursuant to Reg CF Rule 304, the

Company will pay an additional one-thousand dollar ($1,000) fee to Republic for the additional work associated with effecting each such Material change to the Offering

ii) Any edits to the Offering page after the filing of the Form C which are substantial (at the determination of Republic) will incur a charge of five hundred dollars ($500) per change request, provided that no Surcharges will be incurred for the correction of typos made by the Company or errors made by Republic.

The key terms of the SAFE instrument are as follows:

In exchange for the payment by the investor, the Company grants the investor the right to certain shares of the Company's capital stock subject to certain terms.

If there is an Equity Financing before the expiration or termination of the instrument, the Company will automatically issue the investor a number of shares of Safe Preferred Stock equal to the investment amount divided by the Conversion Price.

If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the investment amount or (ii) automatically receive from the Company a number of shares of the Company's most senior series equity securities then outstanding (having all rights and preferences then in effect) equal to the investment amount divided by the Liquidity Price, if the investor fails to select the cash option.

This instrument will expire upon either (i) the issuance of stock to the investor pursuant to an Equity financing or Liquidity Event or ii)receipt by the investor of a cash payment equal to the investment amount or dissolution of the Company

SAFE Definitions

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company (i) issues and sells Preferred Stock at a fixed premoney valuation, and (ii) raises an aggregate of at least $5,000,000 (excluding the conversion of any Safe or other convertible security converting in such Equity Financing).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price

"Conversion Price" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock. Where the Safe Price is a price per share equal to the valuation cap divided by the company capitalization and the Discount Price means the price per share of the standard Preferred Stock sold in the Equity Financing multiplied by the discount rate.

"Liquidity Event" means a change of control or an Initial Public Offering

"Liquidity Price" means the price per share equal to the valuation cap divided by the liquidity capitalization. Where the liquidity capitalization means the number of shares, on an as converted basis outstanding prior to the Liquidity Event excluding shares reserves for the equity incentive plan, the SAFE, other SAFEs and convertible promissory notes.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

EXHIBIT B

Offering Page found on Intermediary's Portal

[Attached]



Company Name	Cultos
Logo	
Headline	The Web3 platform where fans earn rewards for brand loyalty
Slides	
Tags	Startups, Crypto

Pitch text

Summary

- Cultos is a Web3 rewards platform
- One major brand partnership with MGA Entertainment (Bratz, LOL Surprise)
- Launching with 8 more in the pipeline to launch in the coming months
- Built on Polygon for ERC-20 compatibility with high scalability
- Strategic investment from MGA Entertainment (Bratz, LOL Surprise)
- Launched with NBA Team San Antonio Spurs

Problem

The current engagement model for brands and its consumers is broken

Digital advertising is broken. Every year, in an effort to keep customers and acquire new ones, brands spend over $500B in digital advertising and more than $215B for reward points and loyalty programs. This is because maintaining customer brand loyalty is absolutely critical not just for keeping the status quo, but also for growing market share.

The most effective way for brands to acquire new customers is through recommendations by existing customers, who promote brands to their friends and family. Social media posts by everyday people have 5x the engagement than those of paid influencers, and generate 2x the sales compared to paid advertising. This is because 92% of consumers trust recommendations from friends over all other sources.

Meanwhile, traditional loyalty and rewards programs don't work. A full $64B of reward points are never redeemed and exist perpetually as liabilities on a company's balance sheet. These traditional rewards points have low utility, only offer marginal discounts and are not exchangeable with other brands' reward points.

Solution

Cultos transforms traditional rewards programs with Web3

Cultos solves these problems with digital marketing and customer reward programs, in one elegant platform that converts passive consumers into an army of active nano-influencers.

For Brands, Cultos provides the tools to create their own brand token and set up the reward systems to drive consumer behavior. Brands can gamify their interactions with consumers, and provide further incentives—such as offering exclusive access to specific rewards depending on the amount of brand tokens a consumer owns. Brands can also enable their fans to "stake" their brand tokens and earn "interest" in a way that further strengthens the bonds between the brand and the user.

Cultos provides online fans a way to be fairly compensated for their role in growing an established brand, or building a community around an emerging brand—with the potential for the value of brand tokens to increase as community engagement grows over time. Brands can also integrate their community token with their e-commerce store and reward consumers with tokens for purchasing products.

Brand tokens on Cultos can also be exchanged for the tokens of other brands, adding an element of interoperability and utility for consumers not typically available with traditional rewards. With Cultos, brands gain rapid adoption from the bottom up—leading to greater efficiencies, better conversion rates, and increased sales, while leveraging highly-relevant NFT and token-based economies to incentivize users.

Why is this solvable now?

Bringing rewards programs and influencer marketing to Web3 provides the missing incentives consumers and brands need to work together and form highly engaged communities. Additionally, awareness and adoption of crypto has never been higher. 94% of individuals around the world with discretionary income know what crypto is, and over 20% of the world holds crypto—with that rate quickly increasing, especially among younger generations. In fact, a recent Visa survey found that over 57% of consumers would prefer crypto rewards from brands as opposed to traditional reward points.

The explosive performance of community-building Web3 technologies like NFTs and tokens have made brands more open to adoption than ever. In 2021, the digital collectibles market was over $37B with over $10B of NFTs sold in just the last week of Q3 alone. The token economy is set to reach $1T within 4 years, and is growing at a 900% CAGR. The success of NFT communities like Bored Ape Yacht Club, and the acquisition of RTFKT by Nike, shows the power of crypto to bootstrap loyal communities overnight—and that big brands have taken notice. Now, with Cultos, we're bringing Web3 rewards to all.

Platform

How it works

—

For consumers

—

Cultos provides a simple signup process which generates a custodian wallet, ensuring anyone can create an account. Consumers simply connect their social media accounts and can browse various brands to see what activities they can perform to earn brand tokens.

Consumers can use brand tokens they earn to purchase brand NFTs and other rewards as made available by each brand.


View all the ways they can earn
Your consumers can use your branded widget to view all the ways they can earn brand tokens by performing activities that help the brand.
1,222 / $345.00
Buy brand tokens
Tag us on your Instagram...
Follow us on Twitter
VIP Tiers
Early access to next NFT drop
Discord Access

For brands

Cultos provides a turn-key solution for brands to create their own independent digital economies and communities. Brands can:

- Create their own branded token and add initial liquidity with an existing automated market maker (AMM) and templates for optimal token bonding curves.
- Configure their own reward systems to determine how consumers are rewarded in exchange for engaging with the brand online.
- Create NFTs and other exclusive rewards as well as gamify rewards by configuring a VIP club which provides more exclusive rewards to their 'power consumers' with greater balances of brand tokens or NFTs.
- Utilize administrative tools and can also collect first party analytics on their communities.
- Integrate with their existing e-commerce and loyalty programs to extend their brand token utility to their traditional merchandise and rewards.


Launch 🚀 your own token-based loyalty program in a matter of minutes
Use our self-serve onboarding process to get setup on the Cultos platform within minutes and have you very own brand token created.
cultos.com
Basic info
Select a campaign
Set up a token
Lets get you set up with a token
Back

Token

CULT is the cryptographic token that powers the Cultos ecosystem

Holders of the CULT token earn the transaction fees paid when purchasing or converting brand tokens on the Cultos platform. The CULT token can also be converted to any brand token at any time on the Cultos platform.

The CULT token also serves as our built-in customer acquisition incentive that can be used to reward consumers for promoting brands not yet on the platform. The Cultos business development team is alerted when target brands are heavily promoted—so they can inform the brand their consumer base is on Cultos ready to be engaged directly if they join.

Business Model


CULTOS TOKEN ECONOMIC
Token Topology
Crypto Exchange
CULTOS Platform
Injects liquidity and NFTs
USD
NFT
Brand
USDC
NFT
Purchase Brand NFT w/ Brand Token
Brand
Platform deploys liquidity pool
User Off-Platform Wallet
User Platform Wallet
Transfers between on and off-platform wallets
Brand
Earn tokens for social activity
Brand
Users can swap in/out of ecosystem
Token Sale
Platform Treasury
Brand / Cult Swap Pool

Market

Target market

The collectibles market today is valued at $372B across consumer product verticals such as toys, clothing, music, artwork, sports, etc. Many of these brands have raving fans, due to celebrities directly or indirectly associated with the brand or based on nostalgia or cult followings. All of these brands rely on digital marketing and viral marketing to promote themselves with their target consumers. These brands have tremendous opportunities to leverage the Cultos Platform because their audiences are ideal for the token reward model and NFTs.

In addition, Cultos targets brands across verticals with large established rewards and loyalty programs—such as hospitality or retail—due to the $215B of liquidity they already inject into traditional rewards.

The global influencer marketing industry is also at $13.8B; but the majority of influencer marketing programs are ineffective and don't lead to results for brands. Cultos provides the solution.

Traction

Successful launch, buildout, & partnerships

We launched with our first brand, Prometheus Design Werx, in October. They saw a 26% engagement rate with consumer generated social media posts promoting their brand to earn their tokens. For comparison, the average influencer campaign is successful if it yields just a 5% engagement rate.

Since that first launch, we have continued to build out the Cultos product. We have also secured a major strategic investor and customer in MGA Entertainment—the parent company behind one of the most-loved toys today, with a massive built-in fan base for their soon-to-launch brand tokens. We have also launched with our first NBA team, the San Antonio Spurs, which is a major milestone. We're already working with many other brands to launch their own brand tokens in the coming year.

Competition

Competitive analysis

Socios, Rally, and other apps with similar community tokens for followers focus on narrower audiences than Cultos. Cultos has created an elegant Web3 platform for all nano-influencers to be rewarded for promoting brands; and consequently, it allows any brand to reward their consumers. Rally allows independent creators to develop fan tokens, while Socios is a platform for sports teams to sell tokens to fans.

Comps:

Project

Focus

Launch

Market Cap

Flow

NFT Marketplace for Sports

January 2021

$1.6B

Basic Attention Coin

Tokens for Consumer Attention Online

June 2017

$1.2B

Chilliz

Social Tokens for Sports

July 2019

$1B

Vision

Aligning incentives across the brand & consumer ecosystem

The long-term vision of Cultos is to become the digital passport for rewards across brands, communities and consumers. Web3 enables incentives to be fairly aligned and democratized between brands and their fans, Cultos is leading the charge to give brands the tools to engage their community directly, and consumers an incentive to stay engaged.

Founders

Cultos was started by a talented team of entrepreneurs led by Andrew Yang. Yang is a Forbes 30 under 30 alumni, graduate of the University of Toronto and previously worked in technology sales for Toronto-based Joist and GE Ventures under the New Business Creation team as an EIR.

Leading product as CPO is Jeong Woo Park, another Forbes 30 under 30 alumni, graduate of the University of Toronto, previously worked on the product team for Toronto based Wattpad (acquired) and GE Ventures under the New Business Creation team as an EIR.

Heading engineering as CTO is Thanasi Karachtozitis, a Forbes 30 under 30 alumni, graduate of the University of Toronto, previously worked on the software engineering team for Amazon and GE Ventures under the New Business Creation team as an EIR.

Team

	Maex Ament	Advisor	Founder of Centrifuge Protocol
	Sam Thapilaya	Advisor	Founder of Zebec Protocol
	Raghu Madabushi	Advisor	VC @ National Grid
	Jason Larian	Advisor	VP of Biz Dev @ MGA Entertainment (Bratz, LOL Surprise!)
	Dave Rosenberg	Chairman	Founder of Mulesoft (Acquired by Salesforce)
	Harvey Morrison	CRO	
	Jeong Park	Co-founder & CPO	
	Thanasi Karachotzitis	Co-founder & CTO	
	Andrew Yang	Co-founder & CEO	

Perks

FAQ

EXHIBIT C

Form of DPA

[Attached]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING ("**REGULATION CF**") UNDER THE SECURITIES ACT AS SET FORTH IN 17 CFR § 227.501 AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE LENDER LIVES OUTSIDE THE UNITED STATES, IT IS THE LENDER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THEUNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY PROSPECTIVE LENDER.

PIERMONT BANK, THE QUALIFIED THIRD PARTY ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. PRIME TRUST, LLC, A TECHNOLOGY SERVICE PROVIDER TO THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES HEREIN. PRIME TRUST, LLC'S MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST, LLC'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

AUTHENTICITI, INC.

TOKEN DEBT PAYABLE BY ASSETS AGREEMENT

This **TOKEN DEBT PAYABLE BY ASSETS AGREEMENT (**this **"DPA")** is entered into on _____, 2022 **(**the **"Effective Date")**, by and among **AUTHENTICITI, INC.**, a Delaware corporation (the **"Company"**) and each of the lenders who execute a signature page hereto (each, a **"Lender,"** and, collectively, the **"Lenders"**) individually in the amount of USD $_____ (the **"Debt Amount"**).

WHEREAS, the purpose of the Lender's entry into the DPA is to provide funding, in the form of a loan, in an aggregate amount of up to $5,100,000.00 (the "Offering") to the Company for certain operating and other expenses related to the business operations of the Company;

WHEREAS, the Lender is hereby entitled to repayment, in one or more installments of cash and/or Tokens (defined below),with such variable interest rate (or no rate at all), as further set forth below; and

WHEREAS, the Company shall use commercially reasonable efforts to reach each Milestone (defined below) by its projected date of completion and create a Token (defined below) before the Maturity Date (defined below).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Lenders and the Company, intending to be legally bound, hereby agree as follows:

"**Asset Interest Amount**" means the product of (a) the Interest Amount and (b) the Debt Amount.

"**CULT Release**" ("**Milestone No. 1**") means the completion and release of the Token (CULT), created by the Company or its Affiliates, for use by the general public at the reasonable discretion of the Company. Projected to launch twelve (12) months from the Effective Date.

"**Escrow Percentage**" means forty percent (40%).

"**Genesis Token Event**" ("**Milestone No. 2**") means the time when the CULT Release has been made available to the general public, and blocks of Tokens are actively being generated. Upon the creation and/or minting of the Tokens, all current holders of Tokens and purchasers will be able to create a wallet with an address on the blockchain (a "**Wallet**") for the storage and exchange of the Tokens. Milestone No. 2 is projected to occur eighteen (18) months from the Effective Date. Together with Milestone No. 1, each a "**Milestone**" and collectively the "**Milestones**."

"**Interest Amount**" means simple interest of ten percent (10%), payable one time on the Debt Amount until the Maturity Date. After the Maturity Date, interest at a simple interest rate of ten percent (10%) per annum shall accrue on the sum of the (i) Debt Amount and (ii) the Asset Interest Amount.

"**Maturity Date**" means the third (3rd) anniversary of the Effective Date.

"**Offering Debt Amount**" means the sum of all Debt Amounts, not including interest, under all outstanding DPAs resulting from the Offering.

"**Token**" means digital blockchain tokens, "CULT", issued for use in association with a Genesis Token Event, in the reasonable business and technical judgment of the Company. For debt satisfaction under the terms of this DPA, Tokens shall be valued at the undiscounted price set by the Company for purposes of the Genesis Token Event ("**Token Valuation**").

"**Token Repayment Amount**" means the sum of (a) ten percent (10%) of the Debt Amount, and (b) the Debt Amount.

See Section 2 for additional defined terms.

1. ***Repayment of Debt Amount.***

   a. **General Repayment Terms.**

      i. *Maturity Term.* Upon the Maturity Date if the Debt Amount has not been satisfied or terminated as provided herein, the Company shall pay to the Lender the sum of (a) the Interest Amount and (b) the outstanding Debt Amount in either Tokens or USD Cash, within 30 days.

      ii. *Repayment Obligation.* An Affiliate of the Company may repay the Lender any amounts due underthis DPA, however, nothing herein shall relieve the Company of ultimate liability for the repayment of Lender's Debt Amount pursuant to this DPA and where applicable, any Interest Amount, due to the Lender per the terms of this DPA. The Company may choose, in its sole discretion, whether to repay the Lender's Debt Amount pursuant to this DPA in Tokens or USD cash.

      iii. *Requirement to fully satisfy the Debt Amount.* The Company must make, promptly, any additional payment in USD necessary to the Lender if an Escrow Event (defined below) is insufficient to satisfy this instrument in full pursuant to the terms herein.

      iv. *Milestone Tracking.* For purposes of tracking progress of completion of the Milestones, the Company will exercise commercially reasonable efforts to publish on the Company's website at https://cultos.io, at least monthly updates, regarding the ongoing progress towards the completion of the Milestones.

      v. *Termination.* This DPA will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full pursuant to this Section 1.

   b. **Token Repayment Terms.**

      i. *Token Repayment Terms:* To the extent that the Company repays the Lender the Debt Amount in Tokens, the Company shall also, at the same time pay any Interest Amount due to the Lender in Tokens, together (the "**Token Repayment Amount**") irrespective of when the Token Repayment Amount is paid.

      ii. For debt satisfaction under the terms of this instrument, Tokens shall be valued based upon the Token Valuation, and the price per Token has preliminarily been set at $0.035. Such undiscounted price will be determined in the Company's reasonable discretion, after a review of the price in U.S. Dollars per token of comparable digital blockchain tokens, as set forth at 5:00 pm Pacific time on https://coinmarketcap.com or other publicly available third party valuation websites as the Company may select in its reasonable discretion.

iii. Tokens used to repay the Lender may be issued by the Company or an Affiliate thereof. If payment pursuant hereto is made in Tokens, the Company or its Affiliate shall use commercially reasonable efforts to issue fractional Tokens, if necessary, to repay the Debt Amount (or portion thereof). In the event that the Company and its Affiliates do not issue fractional Tokens, (i) the Lender will receive one full Token if the fractional remainder due to the Lender is equal to or in excess of 0.50 Tokens or (ii) the Lender will forfeit the value of the fractional Tokens if the fractional remainderis less than 0.50 Tokens.

iv. In the event the Company elects or is required under the terms hereof to make a repayment of Debt Amount (in part or in full) by Tokens, if upon notice Lender fails to provide to Company within thirty (30) calendar days a Wallet address, network address or other information necessary to facilitate a distribution of Tokens to Lender, the Company may in its discretion effectuate such repayment in USD cash and without any interest, without any further obligations associated thereto and in full satisfaction of such full or partial repayment. Lender is solely responsible for the accuracy of information provided to the Company in connection with any repayment hereunder (whether in cash or in Tokens). Lender acknowledges and agrees that providing an inaccurate wallet address, account information, network address, or other information for purposes of repayment hereunder will likely result in irreversible loss and the Lender will be solely liable for such loss. The Company will have no further obligations to repay the Lender and the Company will have been deemed to have fully repaid the Debt Amount to the extent the Lender does not receive Tokens due to the Company receiving an inaccurate Wallet address, network address, or other information related to a transfer of Tokens and the Company then sending Tokens to that inaccurate Wallet address, network address, or other repository.

c. **Repayment Events**.

i. *Early Repayment in Full by Tokens*. At any time before the Maturity Date, in connection with the Genesis Token Event, in the event the Company elects to provide payment in Tokens, the Company will promptly pay the Token Repayment Amount to Lender. The Company will take all necessary steps to mint, reserve, and distribute Tokens sufficient to fulfill its repayment obligations under this instrument upon the occurrence of an event that would trigger this Section 1(c)(i)'s debt satisfaction procedure.

ii. *Early Repayment in Cash at the Company's Discretion.*

1. Early Repayment in Cash before Milestone No. 1: At any time before reaching Milestone No. 1, but in no event more than twelve (12) months after the Effective Date, the Company may in its reasonable discretion exercise either

of the following early repayment options:

(i)   if the Company decides in good faith that there will be no Genesis Token Event due to technical, business and/or regulatory challenges, the Company may, in its discretion, satisfy its obligations with respect to the Debt Amount in full by remitting a cash amount equivalent to the Lender Escrow Amount <u>plus</u> the product of the (A) Debt Amount and (B) twenty percent (20%) with no Interest Amount or other duties owed to the Lender, and with the remaining unpaid portion of the Debt Amount being deemed a debt forgiveness by the Lender, or

(ii)   if the Company fails to reach Milestone No. 1 within the projected timeline, within thirty (30) days of missing said Milestone, the Company will provide notice to the Lender, the Lender may then provide notice to the Company demanding an early repayment of the Debt Amount ("**Early Fiat Repayment Notice**"). Within fifteen (15) calendar days of receiving an Early Fiat Repayment Notice, the Company must direct the Portal to release the Lender Escrow Amount to the Lender in USD cash with no Interest Amount due thereon ("**Early Fiat Repayment Amount**"). Upon the Company paying (through the release of the Lender Escrow Amount from the Escrow Account) the Early Fiat Repayment Amount to the Lender pursuant hereto, the Company's repayment obligations under this instrument shall be fully satisfied. If the Company receives an Early Fiat Repayment Notice from multiple Lenders within a fifteen (15) calendar day period, the Company may make payments to all the relevant Lenders on the same day that is no more than fifteen (15) calendar days from the date of the last such notice. For the avoidance of doubt, a Lender who requests repayment pursuant to this <u>Section 1(c)(ii)(1)(ii)</u> will not be entitled to request repayment pursuant to other provisions of this instrument.

2.   <u>Early Repayment in Cash before Milestone No. 2</u>: At any time, subsequent to the occurrence of Milestone No. 1 but before reaching Milestone No. 2, and in no event more than eighteen (18) months from of the Effective Date, the Company may in its reasonable discretion exercise either of the following early repayment options:

(i)   if the Company decides in good faith that Milestone No. 2 cannot be met due to technical, business and/or regulatory challenges, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in full by remitting a cash amount equivalent to the remaining Lender Escrow Amount of the Debt Amount plus the product of the (A) Debt Amount and (B) twenty percent (20%), with no Interest Amount or other duties owed to the Lender, and with the remaining portion of the Debt Amount being deemed a debt forgiveness by the Lender; or

(ii)   if the Company fails to reach Milestone No. 2 within the projected timeline, within thirty (30) days of missing said Milestone, the Company will provide notice to the Lender and the Lender may then provide an Early Fiat Repayment Notice. Within fifteen (15) calendar days of receiving an Early Fiat Repayment Notice, the Company must direct the Portal to release the Early Fiat Repayment Amount. Upon the Company paying (through the release of the remaining Lender Escrow Amount from the Escrow Account) the Early Fiat Repayment Amount to the Lender pursuant hereto, the Company's repayment obligations under this instrument shall be fully satisfied. If the Company receives multiple Early Fiat Repayment Notices within a fifteen (15) calendar day period, the Company may make payments to all the relevant Lenders on the same day that is no more than fifteen (15) calendar days from the date of the last such notice. For the avoidance of doubt, a Lender who requests repayment pursuant to this Section 1(c)(ii)(2)(ii) will not be entitled to request repayment pursuant to other provisions of this instrument.

d. **Dissolution Event**. If a Dissolution Event occurs before repayment obligations under this instrument have been satisfied in full, to the extent permissible by law, Lender shall have a right with respect to any cash funded by and traceable to Lender remaining in the Escrow Account.

e. **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full pursuant to this Section 1.

f. **Default**. If the Company (a) fails to pay when due any principal or interest payment on the due date hereunder, and such payment shall not have been made within ten (10) days of the Company's receipt of the Lender's written notice to the Company of such failure to pay; or (b) materially breaches any other covenant contained in this instrument and such failure continues for fifteen (15) days after the Company receives written notice of such material breach from the Lender then in any such case the Lender may, upon written notice to the Company, declare this instrument in default and immediately due and payable in full.

2. ***Definitions.***

"**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control," "controlled," or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

"**Change of Control**" means (a) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (b) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (a) a voluntary termination of operations, (b) a general assignment for the benefit of the Company's creditors, (c) a Change of Control, or (d) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Escrow Account**" means a Federal Deposit Insurance Corporation insured trust account maintained by Piermont Bank. The Portal accesses the Piermont Bank's services via technological integration with Prime Trust, LLC, that allows users of Prime Trust's services to access certain services of Piermont Bank. The account must be (a) in the Company's name, (b) not subject to any pledges or liens, (c) may not be used to secure any Company financing or other debt, (d) must allow the Portal to review the balance and direct funds as necessary to fulfill the terms of this instrument, (e) and must be opened and maintained in connection with this instrument.

"**Escrow Debt Amount**" means the product of (a) the Escrow Percentage and (b) the Net Debt Amount. This amount is subject to adjustment as set forth in Section 3.

"**Escrow Refund Event**" means the earlier of (a) the Company's decision to repay the DPA pursuant to Section 1(c)(ii)(1-3) before the second anniversary of the issuance of this instrument or (b) a Dissolution Event pursuant to Section 1(d).

"**Escrow Release Event**" means the Company's full payment of the Token Repayment Amount pursuant to Section 1(b)(i), provided, if the notice period has expired, any Tokens not delivered to Lender due to Lender's failure to provide a Wallet address as described in Section 1(b)(iv) will not be deemed unpaid for the purposes of this definition.

"**Governmental Authority**" means any nation or government, any state or other political subdivision thereof, any entity exercising legislative, judicial or administrative functions of or pertaining to government, including, without limitation, any government authority, agency, department, board, commission or instrumentality, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

"**Lender Escrow Amount**" means the product of (a) Escrow Debt Amount, multiplied by (b) a fraction with (i) a numerator equal to the Debt Amount and (ii) a denominator equal to (A) the Offering Debt Amount less (B) any other Lender's Debt Amount from the Offering previously repaid. For the avoidance of doubt, any payment by the Company to another Lender in the Offering will be considered a full repayment and reduction of said Lender's Debt Amount from the Offering Debt Amount for the purposes of this definition.

"**Net Debt Amount**" means the difference between the Offering Debt Amount and Qualifying Portal Expenses.

"**Partial Escrow Refund Event**" means the Lender's request for repayment pursuant to Sections 1(c)(ii)(1)(ii) or 1(c)(ii)(2)(ii). For the avoidance of doubt, should every Lender whose Debt Amount remains outstanding who participated in this Offering request repayment pursuant to Sections 1(c)(ii)(1)(ii) or 1(c)(ii)(2)(ii), respectively, within a fifteen (15) day period, it shall be considered an Escrow Refund Event.

"**Partial Escrow Release Event**" means the Portal's release of funds from the Escrow Account to the Company pursuant to the schedule set by Section 3(d).

"**Portal**" or "**Republic**" means OpenDeal Portal LLC, a Delaware corporation and an SEC-registered entity operating as Republic, a FINRA registered Funding Portal or a successor entity. In the event of the dissolution of OpenDeal Portal LLC, the Company may appoint a successor if said successor is an independent party who agrees to act as a fiduciary for the Lenders (the "**Successor Portal**").

"**Qualifying Portal Expenses**" means the sum of all of the expenses related to this Offering through the Portal that the Company pays to the Portal (or entities operating the Portal) including commissions payable to the Portal, credit card fees payable in respect of amounts funded through the Portal, escrow agent transaction fees and the repayment of third-party service providers prepaid by the Portal (and excluding costs incurred by the Company associated with the Offering Debt Amount that are not paid to the Portal such as legal costs).

"**Senior Indebtedness**" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether secured or unsecured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility and (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness.

3. ***Escrow Account.***

a. **Distribution of Certain Amounts**. Within thirty (30) calendar days after the Effective Date and contingent upon approval from the Escrow Agent of account opening, the Portal shall instruct the Escrow Agent (defined below) to (a) distribute sixty percent (60%) of the Net Debt Amount to the Company, and (b) retain the Escrow Debt Amount in the Escrow Account (or a successor account as determined by the Escrow Agent).

b. **Escrow Event**. Upon the successful issuance of this instrument, the Company shall retain the Escrow Debt Amount in the Escrow Account and grant Republic Investment Services, LLC (**"RIS"**) all rights and privileges necessary to manage said Escrow Account. RIS will not spend, transfer, or use the funds in the Escrow Account for any purpose until the occurrence of the any of the following: (i) an Escrow Release Event, (ii) a Partial Escrow Release Event, (iii) an Escrow Refund Event, or (iv) a Partial Escrow Refund Event (each an "**Escrow Event"** and, collectively, the "**Escrow Events**").

c. **Escrow Release, Generally**. Upon the occurrence of an Escrow Event, the Company shall provide timely notice to RIS and/or thePortal in the form of an "**Escrow Release Notice**," and within thirty (30) calendar days of the RIS and/or the Portal receiving an Escrow Release Notice, RIS shall direct transfer the funds in the Escrow Account to each party entitled to said funds, in accordance with the following instructions:

    i. ***All funds to the Company***. In the event of an Escrow Release Event, all funds from the Offering Debt Amount remaining in the Escrow Account shall be immediately due to the Company.

    ii. ***Some funds to the Company***. In the event of a Partial Escrow Release Event, the funds designated by Section 3(d) shall be due and payable to the Company.

    iii. ***Some funds to Lender(s)***. In the event of a Partial Escrow Refund Event, the Company will provide copies of the Early Fiat Repayment Notice(s) to the Portal and the Portal will release the Early Fiat Repayment Amount(s) to the relevant Lenders.

    iv. ***All remaining funds to Lenders***. In the event of an Escrow Refund Event, all funds remaining in Escrow Account from the Offering Debt Amount shall be due to the Lenders *pari passu* with all other Lenders, based on said Lender's Debt Amount.

d. **Partial Escrow Release Event**. The following schedule shall be followed with regard to the release of funds from the Escrow Account to the Company:

i. *Meeting of Milestone No. 1*. If upon the Company's confirmation in its sole discretion that Milestone No. 1 has been successfully met, of funds remaining in the Escrow Account, the Portal shall release to the Company the product of (i) the Escrow Debt Amount and (ii) 0.5.

ii. *Meeting of Milestone No. 2*. If upon the Company's confirmation in its sole discretion that Milestone No. 2 has been successfully met, of funds remaining in the Escrow Account, the Portal shall release the remainder of the Escrow Debt Amount in full to the Company. The Portal may then close the Escrow Account.

e. **Maintenance of the Escrow Account**. The Company will be solely responsible for any fees associated with the maintenance of the Escrow Account or the transmission of funds, and for such purposes no fees will be paid out of the Escrow Account or reduce the Escrow Debt Amount. Lenders whose Debt Amount was satisfied by providing an Early Fiat Repayment Notice and receiving and Early Fiat Repayment Amount will not receive funds from this event.

4. *Company Representations.*

a. The Company is validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted and as contemplated by this DPA.

b. The execution, delivery and performance by the Company of this DPA and the transactions contemplated hereby are within the power of the Company and, other than with respect to the actions to be taken when debt is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings underapplicable securities laws.

e. Except as required by law, the Company agrees (i) not to treat this instrument as debt for tax purposes or for any non-tax purposes and (ii) not to report any payments, deemed payments, or accrued payment obligations on this instrument as a payment of interest or accrual of "original issue discount" (as defined in Section 1273 of the Internal Revenue Code of 1986, as amended) on any tax return of the Company or any of its Affiliates.

f. THE COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (I) WARRANTY OF MERCHANTABILITY; (II) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (III) WARRANTY OF TITLE; OR (IV) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, LENDER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY, OR ANY OTHER PERSON ON THE COMPANY'S BEHALF.

g. The Company or a duly authorized Affiliate of the Company shall be solely responsible for the custody and transfer of Tokens to the Lender.

h. The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of an investment company by section 3(b) or section 3(c) of such act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

5. ***Lender Representations.***
   a. The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. The Lender has been advised that this instrument has not been registered under the Securities Act or any state securities laws and is offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this instrument may not be resold or otherwise transferred unless it is registered under the Securities Act and applicable state securities laws orpursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

c. The Lender is entering into this instrument not with a view to, or for resale or to otherwise redistribute the same.

d. The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

e. The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and that the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of the Portal, and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

f. The Lender understands and acknowledges that as a Lender under this DPA, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company isrequired to make under relevant securities regulations.

g. The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument or any assets used to satisfy the debt obligations hereunder.

h. If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument.

i. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DPAs, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations.

j. The Lender agrees that except in the case of the Portal's willful misconduct, the Portal shall have no liability to the Lender or any third party for any form of damages (including without limitation, direct, indirect, incidental, special or consequential damages) arising out of or related to the Portal's management of the Escrow Account.

k. The Lender acknowledges that it is the rightful owner of, or has the appropriate and lawful right to use, the Wallet address provided to Portal and/or the Company for the purpose of receiving Tokens. Furthermore, the Lender acknowledges that neither the Company nor the Portal will have access to or control over the Lender's Wallet address' private key(s).

l. The Lender understands and expressly accepts that the Tokens will be created and delivered to the Lender at the sole risk of the Lender on an "AS IS" and "UNDER DEVELOPMENT" basis. The Lender understands and expressly accepts that the Lender has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE LENDER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

m. The Lender understands that Lender has no right against the Company or any other person or Affiliate except in the event of the Company's breach of this instrument or intentional fraud. THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS INSTRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT,TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS INSTRUMENT.

n. The Lender understands that the Lender bears sole responsibility for any taxes imposed on the Lender as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of Tokens issued to the Lender pursuant to the terms of this instrument. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company and any of its Affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Lender) arising or imposed on the Lender's acquisition, use or ownership of Tokens pursuant to this instrument.

o. The Lender acknowledges and agrees that it has truthfully complied with the Portal's Know Your Customer ("**KYC**") test, whereby the Lender will be screened against the Office of Foreign Assets Control lists and other watch lists. The Lender agrees to provide the Portal with the relevant information and assistance in the process in a timely manner. If the Lender does not provide the information reasonably requested by the Portal, then the Company shall not be obligated to complete the sale or deliver of this instrument nor Tokens to the Lender.

6. ***Transfer Restrictions***.

a. The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this instrument (and any Tokens used to repay this instrument), together with any other legends that may be required by stateor federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. ***Ranking and Subordination.***

a. This instrument and any others of like-kind issued by the Company shall rank *pari passu* as to the payment of principal and interest. The Lender agrees that any payments or prepayments to the Lender and to the holders of other DPAs, whether principal, interest or otherwise, shall be made pro rata among the Lender and the other holders of other DPAs issued by the Company based upon the aggregate unpaid principal amount of this instrument and the other DPAs issued by the Company.

b. By accepting this instrument, the Lender agrees that all payments on account of the indebtedness, liabilities and other obligations of the Company to the Lender, including, without limitation, all amounts of principal, interest accrued hereon, and all other amounts payable by the Company to the Lender under this instrument or in connection herewith shall be subordinated and subject in right of payment, to the extent and manner set forth herein, to the prior payment in full in cash or cash equivalents of any Senior Indebtedness of the Company.

8. ***Notices.***

All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be mailed or otherwise delivered in person or by electronic transmission at the email address of such party set forth below or to such other address or email address as the party shall have furnished in writing to the other party:

If to Company:

Authenticiti, Inc.
388 Market Street
Suite 1300
San Francisco, CA 94111
andrew@authenticiti.io
Attn: Andrew Yang, Chief Financial Officer

With a copy to:

Brian Korn, Esq.
Manatt Phelps & Phillips LLP
7 Times Square
New York, NY 10036
(212) 790-4510
BKorn@manatt.com

If to Lender:

_____

9. ***Miscellaneous***.

a. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Lender.

b. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

c. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

d. All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

e. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

f. The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually and this instrument only. To the full extent permitted by law, (i) no arbitration shall be joined with any other; (ii) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (iii) the Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons.

g. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (i) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (ii) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (iii) any claim for injunctive relief.

h. This instrument is not intended to and shall not be construed to give any third party any interest or rights (including, without limitation, any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this instrument.

i. This instrument constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or understandings among them. The rights and obligations of the parties to this instrument will be binding on, and will inure to the benefit of, each of the parties' successors, assigns, heirs and estates.

j. All notices under this instrument will be sent via email or through the platform that facilitated the offering of this instrument, and notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. Once a party has provided notice, the other party will have fifteen (15) calendar days to respond if there is an actionable event (for example requesting a cash remittance under Section 1(c)(ii)(1)(ii)). <u>It is the Lender's sole responsibility to keep the Company informed of any changes in the Lender's email address or any transfers of ownership of this instrument.</u>

k. In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

l. The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (i) acts of god; (ii) flood, fire, earthquake or explosion; (iii) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (iv) laws or (v) action by any Governmental Authority.

[Signature page follows.]

IN WHITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered as of the date first set forth above.

AUTHENTICITI, INC.

By:_____
Name:_____
Title:_____

LENDER

By:_____
Name:_____
Title:_____

(Signature Page to Token DPA – Authenticiti, Inc.)